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                           December 9, 2020

       Jan Goetgeluk
       Chief Executive Officer
       Virtuix Holdings Inc.
       1826 Kramer Lane, Suite H
       Austin, TX 78758

                                                        Re: Virtuix Holdings
Inc.
                                                            Amendment No. 4 to
                                                            Offering Statement
on Form 1-A
                                                            Filed November 27,
2020
                                                            File No. 024-11309

       Dear Mr. Goetgeluk:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 25, 2020 letter.

       Amendment No. 4 to Form 1-A

       General

   1. We note on the powerpoint presentation on the SeedInvest website that your gross margin for the year ended
March 31, 2020 was approximately 50%; however, your gross margin is disclosed in your
offering memorandum as approximately 23%. Please advise or revise.




                                                        You may contact Eiko
Yaoita Pyles, Staff Accountant, at (202) 551-3587 or Christine
 Jan Goetgeluk
Virtuix Holdings Inc.
December 9, 2020
Page 2

Dietz, Senior Staff Accountant, at (202) 551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Michael C. Foland, Attorney-
Advisor, at (202) 551-6711 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,
FirstName LastNameJan Goetgeluk
                                                          Division of
Corporation Finance
Comapany NameVirtuix Holdings Inc.
                                                          Office of Technology
December 9, 2020 Page 2
cc:       Andrew Stephenson
FirstName LastName